UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly Held Company with Authorized Capital

CNPJ/ME No.10.440.482/0001-54

CVM Code 2614-0

MATERIAL FACT

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO (“Getnet” or the “Company”) in accordance with the provisions of article 157, § 4º of Law No. 6,404, of December 15, 1976 (the “Brazilian Corporation Law”),  Brazilian Securities Commission (Comissão de Valores Mobiliários or the “CVM”) Resolution No. 44, of August 23, 2021 ("CVM Resolution 44"), and following the material facts disclosed by the Company on May 19, 2022 and on July 15, 2022, informs its shareholders and the market in general that, on the date hereof, through Official Letter No. 566/2022/CVM/SRE/GER-1 (the “Official Letter”), the Securities Registration Superintendence (Superintendência de Registro de Valores Mobiliários – SRE) of the CVM granted the request for registration of the public delisting tender offer in Brazil (the “Brazilian Offer”), which is being carried out concurrently with a public delisting tender offer in the United States of America (the “U.S. Offer” and, together with the Brazilian Offer, the “Offers”), by its direct controlling shareholder, PagoNxt Merchant Solutions, S.L. (“PagoNxt Merchant Solutions” or the “Offeror”), a wholly-owned subsidiary of Banco Santander S.A., for the acquisition of all the Company´s issued and outstanding (i) common shares (the “Common Shares”), preferred shares (the "Preferred Shares" and, together with the Common Shares, the "Shares") and units, each representing one Common Share and one Preferred Share (the "Units") traded on B3 S.A. - Brasil, Bolsa, Balcão ("B3") and (ii) American Depositary Shares, each representing two Units (the “ADSs”), traded on the Nasdaq Global Select Market ("NASDAQ"), not held, directly or indirectly, by PagoNxt Merchant Solutions, for the purposes of delisting Getnet and, thus, terminating (i) Getnet’s registration as a publicly-held company (Category A) with the CVM, pursuant to CVM Resolution No. 80, dated March 29, 2022 and CVM Resolution No. 85, dated March 31, 2021 ("CVM Resolution 85"); (ii) Getnet’s registration with the U.S. Securities and Exchange Commission (“SEC”); (iii) the trading of the Shares and the Units on the B3, pursuant to B3's Issuer Manual; and (iv) the trading of the ADSs on the NASDAQ.

Pursuant to the Official Letter and the main section of article 14 of CVM Resolution 85, the Offeror will disclose the Tender Offer Notice (Edital) and other documents of the Brazilian Offer on October 31 of 2022. Such documents shall be available on the Company's website (https://ri.getnet.com.br/), on the CVM´s website (www.cvm.gov.br), B3´s website (www.b3.com.br), and of Banco BTG Pactual S.A., the intermediary institution of the Brazilian Offer (https://www.btgpactual.com/home/investment-bank), as well as at the Company's headquarters.

The Company will keep its shareholders and the market duly informed about any other material fact regarding this matter, in compliance with applicable legislation.

São Paulo, October 27, 2022.

André Parize

Investor Relations Director

Cautionary Statement Regarding Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander, PagoNxt Merchant Solutions and Getnet resulting from and following the implementation of the transaction described herein. These statements are based on management’s current expectations and are inherently subject to risks, uncertainties and changes in circumstance, including the satisfaction of closing conditions for the transaction, including regulatory approval, and the possibility that the transaction will not be completed. None of Santander, PagoNxt Merchant Solutions or Getnet undertake any obligations to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

Important Additional Information And Where To Find It

The tender offer for the outstanding Shares, Units and ADSs of Getnet has not been commenced. This announcement is for informational purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell Getnet Shares, Units and ADSs. The solicitation and offer to buy Getnet Shares, Units and ADSs will only be made pursuant to an offer to purchase and related materials. At the time the tender offer is commenced, PagoNxt Merchant Solutions will file a tender offer statement on Schedule TO with the SEC and thereafter, Getnet will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and security holders are urged to read these materials (including an offer to purchase, a related letter of transmittal and certain other tender offer documents) carefully when they become available since they will contain important information, including the terms and conditions of the tender offer. The offer to purchase, solicitation/recommendation statement and related materials will be filed with the SEC, and investors and security holders may obtain a free copy of these materials (when available) and other documents filed by PagoNxt Merchant Solutions and Getnet with the SEC at the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the solicitation/recommendation statement and other documents filed with the SEC by Getnet at ri.getnet.com.br/en/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ André Parize Moraes
Name: André Parize Moraes
Title: Investors Relations Officer